SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

10th December 2007

NOVEMBER TRAFFIC 2007

Passenger

➢	3.5% rise in traffic

➢	Load factor maintained at 78.4%

➢	Acceleration of the rise in unit revenue excluding currency impact

Cargo

➢	Further rise in traffic (+3.5%)

Passenger activity

Passenger activity remained robust in November with a 3.5% rise despite the public transport strikes in France which led to the postponement of journeys. The load factor remained stable at 78.4%. Unit revenues excluding the currency impact accelerate their rise. The number of passengers carried rose 2.8% to 5.8 million.

-	On the Americas network traffic was up 2.8% with capacity up 5.7%. The load factor remained at the high level of 81.8% (-2.3 points).

-	The Asian network remained dynamic with traffic growth of 5.9% in line with the increase in capacity (+5.4%). The load factor improved slightly (+0.4 points) to 84.5%.

-	On the Africa and Middle East network traffic was up 3.2% with capacity up 3.9%. The load factor declined by 0.5 points to 76.2%.

-	On the Caribbean and Indian Ocean network traffic was up 1.8% on stable capacity, leading to a 1.4 point rise in load factor to 83.6%.

-	The European network saw an increase in traffic of 2.9% on capacity up 1.0%. The load factor gained 1.2 points to 66.9%.

Cargo activity

The cargo activity recorded a further rise in traffic of 3.5%. With capacity up by 2.6%, the load factor improved by 0.6 points to 71.4%, thanks to the Asia and Africa and Middle East networks which continued to see strong levels of activity. The group transported 133,225 tons (+3.2%).

Site internet : www.airfranceklm-finance.com

Contact investisseurs : Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Contact analystes : Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	November			Year to date
Total Group	2007	2006	Change	2007-08	2006-07	Change
Passengers carried (000s)	5,844	5,687	2.8%	51,920	50,760	2.3%
Revenue pax-kilometers (RPK)	16,091	15,544	3.5%	141,567	135,755	4.3%
Available seat-kilometers (ASK)	20,525	19,798	3.7%	172,266	165,279	4.2%
Load factor (%)	78.4%	78.5%	(0.1)	82.2%	82.1%	0.0

Europe (including France)
Passengers carried (000s)	4,056	3,961	2.4%	36,279	35,758	1.5%
Revenue pax-kilometers (RPK)	3,096	3,009	2.9%	29,014	28,393	2.2%
Available seat-kilometers (ASK)	4,629	4,582	1.0%	39,614	38,677	2.4%
Load factor (%)	66.9%	65.7%	1.2	73.2%	73.4%	(0.2)

Americas
Passengers carried (000s)	662	650	1.8%	6,511	6,146	5.9%
Revenue pax-kilometers (RPK)	5,010	4,872	2.8%	48,090	45.005	6.9%
Available seat-kilometers (ASK)	6,128	5,799	5.7%	55,768	51.232	8.9%
Load factor (%)	81.8%	84.0%	(2.3)	86.2%	87.8%	(1.6)

Asia / Pacific
Passengers carried (000s)	453	424	6.8%	3,704	3,476	6.6%
Revenue pax-kilometers (RPK)	3,891	3,673	5.9%	32,006	30,103	6.3%
Available seat-kilometers (ASK)	4,604	4,368	5.4%	36,611	34,445	6.3%
Load factor (%)	84.5%	84.1%	0.4	87.4%	87.4%	(0.0)

Africa / Middle East
Passengers carried (000s)	428	412	3.7%	3,541	3,438	3.0%
Revenue pax-kilometers (RPK)	291	2,219	3.2%	18,653	18,158	2.7%
Available seat-kilometers (ASK)	3,008	2,895	3.9%	23,427	23,463	(0.2)%
Load factor (%)	76.2%	76.6%	(0.5)	79.6%	77.4%	2.2

Caribbean / Indian Ocean
Passengers carried (000s)	246	240	2.4%	1,885	1,942	(3.0)%
Revenue pax-kilometers (RPK)	1,803	1,771	1.8%	13,804	14,095	(2.1)%
Available seat-kilometers (ASK)	2,156	2,153	0.1%	16,845	17,463	(3.5)%
Load factor (%)	83.6%	82.3%	1.4	81.9%	80.7%	1.2
Cargo activity (in millions)
	November			Year to date
Total Group	2007	2006	Change	2007-08	2006-07	Change
Revenue tonne-km (RTK)	1,018	984	3.5%	7,645	7,390	3.4%
Available tonne-km (ATK)	1,424	1,388	2.6%	11,347	11,204	1.3%
Load factor (%)	71.4%	70.9%	0.6	67.4%	66.0%	1.4

Europe (including France)
Revenue tonne-km (RTK)	8	8	(2.6)%	60	56	7.0%
Available tonne-km (ATK)	45	45	(0.1)%	384	382	0.5%
Load factor (%)	17.8%	18.3%	(0.5)	15.5%	14.6%	0.9

Americas
Revenue tonne-km (RTK)	320	312	2.7%	2,451	2,476	(1.0)%
Available tonne-km (ATK)	455	432	5.4%	3,718	3,695	0.6%
Load factor (%)	70.3%	72.2%	(1.9)	65.9%	67.0%	(1.1)

Asia / Pacific
Revenue tonne-km (RTK)	529	514	2.8%	3,931	3,727	5.5%
Available tonne-km (ATK)	664	677	(1.8)%	5,234	5,267	(0.6)%
Load factor (%)	79.6%	76.0%	3.6	75.1%	70.8%	4.4

Africa / Middle East
Revenue tonne-km (RTK)	112	98	13.9%	843	745	13.2%
Available tonne-km (ATK)	175	152	15.3%	1,352	1,207	12.0%
Load factor (%)	63.7%	64.5%	(0.8)	62.4%	61.8%	0.6

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	49	51	(4.3)%	360	387	(6.9)%
Available tonne-km (ATK)	85	83	2.4%	659	654	0.9%
Load factor (%)	57.7%	61.8%	(4.1)	54.6%	59.2%	(4.6)

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: December 10, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations